

December 17, 2013

Via E-Mail
Francis J. Conforti
Chief Financial Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

> **Re:** **Urban Outfitters, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 1, 2013**
> **File No. 000-22754**

Dear Mr. Conforti:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/Tia L. Jenkins

     Tia L. Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel, and
     Mining